SCHULTE ROTH & ZABEL LLP

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New York, NY 10022

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January 23, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention:  Edward M. Kelly, Esq.

Re:	Morton’s Restaurant Group, Inc.
Registration Statement on Form S-1 (“Registration Statement”)
Filed January 9, 2006
File No. 333-130072

Dear Mr. Kelly:

On behalf of Morton’s Restaurant Group, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, as previously amended by Amendment No. 1 thereto filed on January 9, 2006 (“Amendment No. 1”), addressing comments contained in the Comment Letter (as defined below) and filing certain requisite exhibits.

This letter is in response to the comments of the Staff set forth in its letter dated January 13, 2006, concerning Amendment No. 1 (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Our responses to the Staff’s comments set forth in the Comment Letter dated January 20, 2006 are as follows:

1.	We note that you intend to respond to prior comments 1, 2, 4, 23, 24, 32, 33, 34, and 36 in a subsequent pre-effective amendment to the registration statement. Allow us sufficient time to review the amendment before requesting acceleration of the registration statement’s effectiveness.

The Registrant has filed responses to prior comments 1, 4, 23, 32, 33, 34 and 36, and has filed additional exhibits in response to prior comment 2, with Amendment No. 2. The Registrant intends to file the remaining exhibits in response to prior comments 2 and 24 by pre-effective amendment and allow the Staff sufficient time to review the amendment before requesting acceleration of the registration statement’s effectiveness.

Table of Contents, page i

2.	Refer to prior comment 5. As requested previously, move the paragraph after the table of contents on page i so that it follows the summary and risk factor sections. See Item 502 of Regulation S-K and section IV.B. of Release 33-7497.

In response to the Staff’s comment, the Registrant has moved the paragraph that had been located after the table of contents on page i so that it is now located on the back cover.

Summary Financial Data, page 7

3.	We note your revised presentation of the separate financial statements of Morton’s Restaurant Group, Inc. (MRG) and MHCI. Although you plan to merge MHCI into MRG prior to consummating this offering, for all practical purposes, MHCI, including its subsidiary MRG, is the entity you are offering. Therefore, please revise your summary and selected financial data to present MRG financial data for periods prior to the formation of MHCI, and MHCI consolidated financial data thereafter. This will be consistent with the audited historical financial statements and representative of the entity being offered. To facilitate this presentation, please label the financial data columns as MRG through 2003 and MHCI thereafter and include a footnote to explain the basis for this presentation. In addition, please revise all other financial disclosures in the filing, such as in the prospectus summary and in MD&A, accordingly.

The revisions requested by the Staff have been made.

Risk Factors, page 10

4.	Refer to prior comment 15. The ninth risk factor’s caption or heading continues to state merely a fact and is too vague to describe adequately the risk that follows. Please revise.

The revisions requested by the Staff have been made.

Dilution, page 26

5.	We note your response to prior comment 21. Include as part of the disclosure the reason for not including the options and restricted stock grants in the table.

In response to the Staff’s comment, in Amendment No. 2 the Registrant no longer states that options are excluded from the dilution table. Please note that the Registrant will not issue any options prior to the consummation of this offering. The Registrant has not included the restricted stock grants in the dilution table in Amendment No. 2, and has so disclosed therein, because those shares of restricted stock will not be vested prior to the consummation of this offering.

Value of Equity Compensation Issued in Fiscal 2005, page 49

6.	We note the references to “a third party and “the third party valuation” here and in the financial statements’ notes on pages F-25 and F-79. If you refer to a third party you must identify the party and obtain its consent. See Rule 436 of Regulation C under the Securities Act. Otherwise, you should delete the references to a third party.

The revisions requested by the Staff have been made. The Registrant has obtained the consent of Valuation Research Corporation (“VRC”) and filed the consent as an exhibit to Amendment No. 2.

Board Composition, Page 69

7.	Refer to prior comment 32. We are unable to locate disclosure of the three year term of each class. Thus, we reissue that portion of the comment to state the term of each class.

The revisions requested by the Staff have been made.

Principal and Selling Stockholders, page 73

8.	Refer to prior comment 38. We note the revised disclosure in footnote (5) that Mr. John K. Castle shares voting and investment control over the securities held by Castle Harlan Partners Ill, L.P. As requested previously, identify the persons with whom Mr. Castle shares voting and investment control.

In response to the Staff’s comment, the Registrant has revised footnote (5) to clarify that Mr. Castle may be deemed to share beneficial ownership with Castle Harlan Partners III, L.P., Castle Harlan Offshore Partners III, L.P, Castle Harlan Affiliates III, L.P., Frogmore Forum Family Fund, LLC and Branford Castle Holdings, Inc. over the shares of the Registrant held by those entities, and that the voting and dispositive power held by each of those entities is controlled by Mr. Castle. The Registrant notes that Mr. Castle does not otherwise share voting and dispositive power over such shares with any other person.

Stock Purchase of Wilshire Restaurant Group, Inc., page 76

9.	Quantify the number of preferred units of MHLLC that will be cancelled, and tell us why you are engaging in this transaction.

In response to the Staff’s comment, the Registrant has clarified in Amendment No. 2 that the transfer of Wilshire securities to Castle Harlan will be in exchange for cancellation of a corresponding dollar amount of return on capital and accreted preferred yield that Castle Harlan is entitled to receive with respect to its preferred units of MHLLC. The number of Castle Harlan’s preferred units of MHLLC that will be cancelled as a result of the transaction is not determinable at this time, as the preferred yield is not determinable until the date of the transaction is known. The Registrant anticipates that the transaction will take place on the date of consummation of the offering. If the transaction were to take place on February 15, 2006, the number of Castle Harlan’s preferred units of MHLLC that will be cancelled as a result thereof would be approximately 1,500. The Registrant purchased the Wilshire securities from unaffiliated holders in order to facilitate a possible refinancing by Wilshire. The securities are being transferred to Castle Harlan prior to the Registrant’s initial public offering as it may be perceived to be inappropriate for the Registrant, as a public company, to hold shares of an entity that is affiliated with one of its significant stockholders.

Statements of Cash Flows, page F-86

10.	We note from your response to our prior comment 62 that you believe the redemption of PIK notes is properly classified as a financing cash outflow, as it represents the repayment of PIK notes that were outstanding and were accruing interest. While the unpaid interest is legally converted to a note payable, in substance the PIK notes are simply an obligation for unpaid interest. Upon payment, the cash outflow should be reflected as an operating outflow, similar to any other interest, as required by paragraph 23d of SFAS 95. Question 22 of AICPA Technical Questions Section 1300 also says negative amortization of debt should be treated as an adjustment to operating cash flows. Please revise your statements of cash flows accordingly.

The revisions requested by the Staff have been made.

Note 4. Restaurant Closing Costs and Other (Benefit) Charges, (b) Morton’s – 90 West Street, NY, page F-l6

11.	We note that in response to our prior comment 64 you have changed the classification of the proceeds received from property insurance from operating activities to investing activities on the statements of cash flows. Please confirm to us that the buildings from which you received insurance proceeds were owned by the Company or under capital lease. Also, as previously requested, please tell us how you classified in your statement of cash flows, the $4.3 million of insurance proceeds related to business interruption received in 2004, specifically indicating whether you considered the proceeds operating, investing, or financing activities and your basis for such classification.

The proceeds of $3.1 million and $1.0 million relating to the property insurance received by the Registrant during the 2002 Predecessor Period and fiscal 2004, respectively, related to leasehold improvements, furniture and fixtures for the restaurant located at 90 West Street, New York, New York. This property was owned by the Registrant. The building in which that restaurant operated was leased under an operating lease.

Of the $4.3 million of insurance proceeds received in 2004, $1.0 million related to property insurance and $3.3 million related to business interruption insurance. The property insurance of $1.0 million was classified as an investment activity. All proceeds related to business interruption insurance has been classified as operating activities in the Registrant’s statements of cash flows as they represented recovery of costs and expenses directly related to the insurable event or a gain related to the cost of earnings.

Note 13. Employee Subscription Agreements, page F-24

12.	We note your response to our prior comment 65. From your disclosure, it appears that the valuation performed contemporaneous with the August 2003 grant was prepared internally by MHLLC’s Board of Advisors. Because this grant represents approximately 88% of common units outstanding, we believe you should revise your disclosure to also discuss the valuation method and assumptions used in that internal valuation.

The Registrant has revised its disclosure to discuss the valuation performed by VRC as of June 29, 2003 (end of second quarter, fiscal 2003) in connection with the grant of MHLLC common units in August 2003.

13.	With respect to the January 4, 2004 appraisal of enterprise value, which was allocated first to the value of outstanding debt and preferred stock with no value remaining to be allocated to the common equity, please tell us the enterprise value computed under both the market and income approaches, the blended enterprise value, and the values of then outstanding debt and preferred stock. Please also provide a summary of the calculations or the key assumptions used (e.g., operating income, EBITDA multiple, etc.), so we can understand how the enterprise values were computed. Also, from your selected financial data on page 32, it is not clear that preferred stock was outstanding during 2003.

The valuations as of June 29, 2003 and January 4, 2004 resulted in no value attributable to common stock as illustrated below.

	As of June 29, 2003			As of January 4, 2004

Market approach per VRC valuation	$219.0	0.5	$109.5	$247.4	0.5	$123.7
Income approach per VRC’s valuation	154.2	0.5	77.1	227.7	0.5	113.9

Enterprise value			$186.6			$237.5
Less LTD, net of cash			89.2			130.6	*

Fair value of MHLLC equity			97.4			106.8
Preferred dividend payable			13.1			20.9

			84.3			85.9

Liquidate value of MHLLC preferred stock			97.0			97.0

Value available to MHLLC common units			$(12.7)			$(11.1)

*	Pro forma for MHCI 14.0% senior secured notes offering completed on June 4, 2004.

The following table sets forth key assumptions used in the valuations as of June 29, 2003 and January 4, 2004.

	As of June 29, 2003	As of January 4, 2004
EBITDA multiple	8.0	8.0
EBIT multiple	13.0	13.0
Weighted average cost of capital	14.0%	12.0%
Long-term growth rate	4.5%	4.5%

The selected financial data on page 32 is the financial data of MHCI, which does not have any preferred stock outstanding as of the dates presented. The Registrant has revised its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to indicate the estimated value of MHLLC preferred units as a percentage of the estimated total MHLLC equity value as of October 2, 2005, the last day of its third fiscal quarter.

Other

14.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

The Registrant notes the Staff’s comment and believes that the financial statements contained in Amendment No. 2 comply with Rule 3-12 of Regulation S-X.

15.	Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

The required consent has been filed with Amendment No. 2.

Exhibit 10.8

16.	Absent an order granting confidential treatment, Item 601 (b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit’s attachments, refile the exhibit in its entirety.

Exhibit 10.8 has been filed in its entirety with Amendment No. 2.

*     *     *     *

Amendment No. 2 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. As previously discussed with the Staff, in light of the Registrant’s contemplated timing of printing preliminary prospectuses on January 24, 2006 and potentially requesting an effective date of February 6, 2006, the Registrant respectfully requests the Staff’s prompt review of Amendment No. 2 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Steven J. Spencer

Steven J. Spencer, Esq.

cc:	Thomas J. Baldwin
Chairman, Chief Executive Officer and President
Morton’s Restaurant Group, Inc.

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP